Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of Lufax Holding Ltd (the “Company”). Prospective investors should read the listing document dated April 11, 2023 (the “Listing Document”) issued by the Company for detailed information about the Company.

This announcement is not for distribution in the United States. This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling securities holder and that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Expiry of Designated Period

Joint Sponsors

Financial Advisor

The Company issues this announcement to provide an update on the Liquidity Arrangements.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated April 11, 2023 (the “Formal Notice”) and the announcement regarding recent trading information in respect of the ADSs on the NYSE and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity numbers dated April 11, 2023, the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated April 12, 2023, the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE, inventory to be held by Designated Dealer and number of Shares to be transferred to Hong Kong prior to the Listing dated April 13, 2023 and the announcement regarding previous day trading information in respect of the ADSs on the NYSE dated April 14, 2023 issued by the Company before deciding to invest in the Shares or the ADSs (collectively, the “Announcements”).

INTRODUCTION

Reference is made to the Listing Document, the Formal Notice and the Announcements.

As at the date of this announcement, the total number of issued and outstanding share capital consisted of 1,146,108,643 fully paid Shares (excluding Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under our Share Incentive Plans).

EXPIRY OF THE DESIGNATED PERIOD

As stated in the section headed “Listings, Registration, Dealings and Settlement — Proposed Liquidity Arrangements” in the Listing Document, the Designated Period is a period of 30 calendar days from and including the Listing Date (which was on April 14, 2023). The Designated Period shall end upon the end of the Closing Auction Session (as defined in the Rules of the Exchange) on May 12, 2023 (being the last trading day in Hong Kong during the Designated Period).

Upon expiry of the Designated Period, the Liquidity Activities as described in the Listing Document will no longer be carried out, and the engagement of the Designated Dealer and the Alternate Designated Dealer shall be terminated.

By Order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, May 12, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yong Suk Cho, Mr. Gregory Dean Gibb as the executive directors, Mr. Guangheng Ji, Ms. Xin Fu and Mr. Yuqiang Huang as the non-executive directors and, Mr. Rusheng Yang, Mr. Weidong Li, Mr. Xudong Zhang and Mr. David Xianglin Li as the independent non-executive directors.

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